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5/

6/3/02

02019242

RECEIVED
APR 3 0 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
154

SECURITIES [...] SSION

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 17948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st, 2001 (MM/DD/YY) AND ENDING December 31st, 2001 (MM/DD/YY)

AMENDED - 4/22/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Richard William Thomson
dba Aberdeen Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Prospect Ave Apt #2
(No. and Street)

North Arlington, (City) New Jersey (State) 07031-5807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Thomson 201-997-4210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gibbons, Arthur
(Name — *if individual, state last, first, middle name*)

22 Newell Ave (Address) North Arlington, (City) NJ (State) 07031 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- XX Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAY 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

50
5-6-02

OATH OR AFFIRMATION

[redacted]

I, Richard W. Thomson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______________, as of 12/31/2001 X19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-None-

Richard W. Thomson
Signature

Sole Proprietor
Title

Marie Ann Thomson
Notary Public

MARIE ANN THOMSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 2, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flow
- X (P) AUDIT STATEMENT BY IND. ACCOUNTANT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arthur Gibbons
Public Accountant
Enrolled Agent
22 Newell Place
North Arlington,New Jersey 07031
201-997-2763

Mr. Richard Thompson
Aberdeen Securities
197 Prospect Street
North Arlington,NJ 07031

April 19,2002

Dear Mr. Thompson

I have audited the financial statements and schedules, made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d), of Aberdeen Securities for the year ended December 31,2001. The records are the reponsibility of the firm. My responsibility is to express an opinion on the financial statements and schedules based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require reasonable assurance whether the financial statements and schedules are free of material misstatements. The audit included examining on a test basis evidence supporting the amounts in the financial statements and schedules. I believe the audit provides a resonable basis for my opinion.

In my opinion the financial statements and schedules presents fairly in all material respects the financial position of Aberdeen Securities for the year ended December 31, 2001 in conformity with generally accepted accounting principles applied consistenly with that of prior years.

Arthur Gibbons
Public Accountant